Exhibit 99.2

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in “Risk Factors.”

Overview of Company

Dogness (International) Corporation (“Dogness” or the “Company”), is a company limited by shares established under the laws of the British Virgin Islands (“BVI”) on July 11, 2016. We are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by our subsidiaries established in Delaware, mainland China, Hong Kong Special Administrative Region of the People’s Republic of China and British Virgin Islands. The Company, through its subsidiaries, is primarily engaged in the design, manufacturing and sales of various types of pet leashes, pet collars, pet harnesses, intelligent pet products and retractable leashes with products being sold all over the world mainly through distributions by large retailers.

Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”) was incorporated in mainland China on May 15, 2009, and was established to develop and manufacture pet leash and lanyard products. Dongguan Jiasheng is the main operating entity and is engaged in the research and development, manufacturing and distribution of various types of gift suspenders, pet belts ribbon, lace, elastic belt, computer jacquard ribbon and high-grade textile lace. Dogness (Hongkong) Pet’s Products Co., Limited (“HK Dogness”) and Jiasheng Enterprise (Hongkong) Co., Limited (“HK Jiasheng”) were incorporated in Hong Kong on March 10, 2009 and July 12, 2007, respectively, and were established to operate principally as trading companies. The equity interests of Dongguan Jiasheng, HK Dogness, and HK Jiasheng (collectively, the “Transferred Entities”) were 100% controlled by our founder and Chief Executive Officer, Mr. Silong Chen (the “Controlling Shareholder”).

A reorganization of the legal structure was completed on January 9, 2017. The reorganization involved (i) the incorporation of the Company, (ii) the incorporation of Dogness Intelligent Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”), a holding company established under PRC laws, 100% owned by HK Dogness, and considered a wholly foreign-owned entity (“WFOE”) in mainland China, and (iii) the transfer of HK Dogness, HK Jiasheng and Dongguan Jiasheng (collectively, the “Transferred Entities”) from the Controlling Shareholder to the Company and Dongguan Dogness. Specifically, on November 24, 2016, the Controlling Shareholder transferred his 100% ownership interest in Dongguan Jiasheng to Dongguan Dogness. On January 9, 2017, the Controlling Shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to the Company. After the reorganization, the Company ultimately owns 100% of the equity interests of the entities mentioned above. As of the date of this Report, the Controlling Shareholder owns 23.85% equity interest of the Company.

Since the Company and its wholly-owned subsidiaries were effectively controlled by the same Controlling Shareholder before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

In January 2018, the Company formed a Delaware limited liability company, Dogness Group LLC, with its operation focusing primarily on promoting the Company’s pet products sales in the United States. In February 2018, Dogness Overseas Ltd, which is wholly owned by the Company, was established in the British Virgin Islands as a holding company. Dogness Overseas Ltd owns all of the interests in Dogness Group LLC.

On March 16, 2018 (the “Acquisition Date”), the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzhen) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately $11.0 million (or RMB71.0 million). After the acquisition, Mejia became the Company’s wholly-owned subsidiary. Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. This Acquisition enables the Company to build its own facility instead of leasing manufacturing facilities and expand its production capacity sustainably to meet increased customer demand. Total budgeted capital expenditure to bring Meijia manufacturing facility into use was originally estimated to be completed at a cost of RMB 110 million ($17.0 million). The actual costs have been adjusted based on additional works required for waterproofing, sewage pipeline and hazardous waste leakage prevention. Meijia plant has reached its designed production capacity by June 2021.

On July 6, 2018, Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”) was incorporated under the laws of PRC in Guangzhou City of Guangdong Province in China with a total registered capital of RMB 80 million (approximately $11.6 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence Guangzhou, with the remaining 42% ownership interest owned by two unrelated entities. Intelligence Guangzhou had immaterial operation since its inception and will conduct research and manufacturing of the Company’s fast-growing intelligent pet products in the future. Due to the fact that Intelligence Guangzhou has no business activities since the incorporation and Dongguan Jiasheng has not made any capital contribution, in August 2022, the Board approved to sell the Company’s 58% ownership interest in Intelligence Guangzhou to a third party for a nominal price. The transaction was completed on August 10, 2022.

Dogness Pet Culture (Dongguan) Co., Ltd. (“Dogness Culture”) was incorporated on December 14, 2018 with registered capital of RMB 10 million (approximately $1.5 million). The capital was not paid and there were no active business operations. On January 15, 2020, the Company’s subsidiary, Dongguan Dogness, entered into an agreement with the original shareholder of Dogness Culture, who is related to Mr. Silong Chen, our Chief Executive Officer, to acquire 51.2% ownership interest of Dogness Culture for a nominal fee. The remaining equity interest of 48.8% was also transferred to other two third parties for a nominal fee. Dongguan Dogness thereafter contributed cash consideration of RMB 5.12 million (approximately $0.79 million) on April 16, 2020 along with other two shareholders’ capital contributions of RMB 4.88 million (approximately $0.76 million). Dogness Culture is focusing on developing and expanding pet food market in China

In recent years, we have invested large amounts of funds, to establish an environmentally friendly ribbon dying process, computer jacquard department, screen printing department and thermal transfer printing department. The adoption of ISO 9001:2015 international quality system enables us to be more effective in the various production processes to guarantee product quality, and ensure stable and efficient production. We also have an in-house testing laboratory and frequently perform tests on all of our products to maintain a high level of quality in both materials and workmanship.

Our primary raw materials in production of our products are plastic, leather, nylon, polyester, chemical fiber blended fabric, metal, GPPS and HIPS, most of which are extracted from crude oil. Thus, our cost of raw material is highly impacted by fluctuations in the price of oil. Cost of revenues mainly includes costs of raw materials, costs of direct labor, utilities, depreciation expenses and other overhead.

Our major products include traditional pet products, intelligent pet products, and climbing hooks and others products, such as mouth covers and pet charms. During the year ended June 30, 2021, we started providing ribbon dyeing service for external customers, as well as pet grooming services. Revenues by product and service categories are summarized below:

	For the six months ended December 31,
	2022		2021
Products and service category	Revenue	% of total Revenue	Revenue	% of total Revenue

Products
Traditional pet products	$4,720,547	45.4%	$7,137,899	39.2%
Intelligent pet products	4,909,115	47.3%	9,902,154	54.5%
Climbing hooks and others	722,312	6.9%	794,749	4.4%
Total revenue from products	10,351,974	99.6%	17,834,802	98.1%

Services
Dyeing services	-	-%	312,676	1.7%
Other services	46,633	0.4%	28,891	0.2%
Total revenue from services	46,633	0.4%	341,567	1.9%
Total revenue	$10,398,607	100.0%	$18,176,369	100.0%

During the six months ended December 31, 2022, our products were sold in 29 countries. Our major customers include Anyi trading, Costco, Trendspark, PetSmart, Petco, Pet Value, Walmart, Target, IKEA, SimplyShe, Pets at Home, PETZL, and Petmate, etc. With the fast-growing online shopping, we also sold our products via popular online shopping sites, including Amazon, Chewy, JD, Tmall and Taobao, and from live streaming sales platforms hosted by influencers.

Export sales accounted for 65.9% and 53.1% of the total sales for the six months ended December 31, 2022 and 2021, respectively, while China domestic sales accounted for 34.1%% and 46.9% for the six months ended December 31, 2022 and 2021, respectively. The breakdown of the sales by geographic areas is shown below:

	For the six months ended December 31, 2022		For the six months ended December 31, 2021
Geographic location	Revenue	% of total Revenue	Revenue	% of total Revenue

Sales to international markets	$6,849,562	65.9%	$9,643,594	53.1%
Sales in China domestic markets	3,549,045	34.1%	8,532,775	46.9%
Total	$10,398,607	100.0%	$18,176,369	100.0%

For the six months ended December 31, 2022, the Company’s three largest customers accounted for 15.3%, 9.9% and 8.8% of the Company’s total revenue, respectively. For the six months ended December 31, 2021, the Company’s four largest customers accounted for 22.1%, 6.6% ,5.1% and 5.0% of the Company’s total revenue, respectively.

	For the six months ended December 31,
	2022	2021
	% of total revenue

Dongguan Anyi Trading Co., Ltd.	15.3%	22.1%
Costco Wholesale Corporation	-%	6.6
Mid Ocean Brands B.V.	9.9%	5.1
Shenzhen Wosibao technology Co., Ltd.	-%	5.0
Dogness Network Technology Co., Ltd.	8.8%	-%

Market outlook

The company’s operations will continue to be negatively affected by the ongoing trade dispute between China and the United States, which may result in uncertainties in our export sales in the coming months.

To mitigate the impact of weak sales, we are focusing on developing new customers and markets, as well as developing a new generation of intelligent pet products. We have expanded our sales channels from traditional trading to online shopping channels, which allows us to gain direct access to more potential customers from domestic and international markets. This is particularly important to attract younger generations who are more interested in our smart pet products. At the same time, we are implementing cost-saving measures to improve production efficiency and profit margins.

Our Growth Strategy

We are committed to enhancing profitability and cash flows through the following strategies:

Develop innovative products and services. We focus on developing and strengthening our brand identity and emphasizing our unique offerings for customers and promoting our strong value proposition. Through extensive and on-going customer research, we are gaining valuable insights into the wants and needs of our customers and we are developing solutions and communication strategies to address them. We continually seek opportunities to strengthen our merchandising capabilities, which allow us to provide a differentiated product assortment, including our exclusive smart pet specialty products and our proprietary brand offerings, to deliver innovative solutions and value to our customers. We believe developing innovative products will further differentiate us from our competitors, allow us to forge a strong relationship with our customers, build loyalty, enhance our market position, increase transaction size and enhance operating margins.

Mergers and Acquisitions. When capital permits, we intend to capitalize on the challenges that smaller companies are encountering in our industry by acquiring complementary companies at favorable prices. We believe that acquiring rather than building capacity is an option that may be more beneficial to us if replacement costs are higher than purchase prices. We continue to look into acquiring smaller pet product manufacturers in China as part of our expansion plans. Some of the companies we may seek to acquire are suppliers of the raw materials or components we purchase to manufacture our products to further expand and integrate the industrial chain. If we do acquire such companies, we will have greater control over our manufacturing cost. Our expansion strategy includes increasing our share in existing pet specialty products markets, penetrating new markets and achieving operating efficiencies and economies of scale in merchandising, distribution, information systems, procurement, and marketing, while providing a return on investment to our stockholders.

Supply Chain Efficiencies and Scale. We intend to streamline our supply chain process and leverage our economies of scale. We seek suppliers that will strategically partner with us to create long-term shareholder value. We also aim to scale our supply chain to accommodate growth, cut costs and improve efficiency and drive continuous improvement, mitigate supply chain risks, and develop innovative approaches to product development.

From a long-term perspective, we believe the above-mentioned strategic initiatives will still help our future sales growth. Through continuous endeavor for product innovation, better management our capital expenditure and leveraging costs, we expect that we could further improve our sales and product margins to produce profitability and return on investment for our shareholders in the near future.

Results of Operations

Comparison of Operation Results for the six months ended December 31, 2022 and 2021

The following table summarizes the results of our operations for the six months ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended December 31, 2022		For the six months ended December 31, 2021
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$10,398,607	100.0%	$18,176,369	100.0%	$(7,777,762)	(42.8)%
Cost of revenues	(7,683,914)	(73.9)%	(11,098,175)	(61.1)%	3,414,261	(30.8)%
Gross profit	2,714,693	26.1%	7,078,194	38.9%	(4,363,501)	(61.6)%
Operating expenses
Selling expenses	1,501,469	14.4%	961,478	5.3%	539,991	56.2%
General and administrative expenses	4,192,810	40.3%	3,594,551	19.8%	598,259	16.6%
R&D expense	554,393	5.3%	459,411	2.5%	94,982	20.7%
Total operating expenses	6,248,672	60.1%	5,015,440	27.6%	1,233,232	24.6%
Income from operations	(3,533,979)	(34.0)%	2,062,754	11.3%	(5,596,733)	(271.3)%
Other income (expenses)
Interest expense, net	(100,255)	(1.0)%	(147,356)	(0.8)%	47,101	(32.0)%
Foreign exchange gain (loss)	76,962	0.7%	(143,953)	(0.8)%	220,915	(153.5)%
Other income	64,719	0.6%	40,783	0.2%	23,936	58.7%
Rental income from related parties, net	165,656	1.6%	80,895	0.4%	84,761	104.8%
Total other income (expense)	207,082	2.0%	(169,631)	(0.9)%	376,713	(222.1)%
(Loss) income before income taxes	(3,326,897)	(32.0)%	1,893,123	10.4%	(5,220,020)	(275.7)%
Income tax (benefit) expense	(315,036)	(3.0)%	815,393	4.5%	(1,130,429)	(138.6)%
Net (loss) income	$(3,011,861)	(29.0)%	$1,077,730	5.9%	$(4,089,591)	(379.5)%

Revenues. Revenues decreased by approximately $7.8 million, or 42.8%, to approximately $10.4 million for the six months ended December 31, 2022 from approximately $18.2 million for same period last year. The decrease in revenue was primarily attributable to the significant decrease in sales for both domestic and international markets.

Revenue by Products and Services Type

The following table sets forth the breakdown of our revenue by product and service type for the six months ended December 31, 2022 and 2021:

	Revenue by Product and Service Type
	For the six months ended December 31,
	2022		2021
Products and services category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
Products
Traditional pet products	4,720,547	45.4%	7,137,899	39.2%	(2,417,352)	(33.9)%
Intelligent pet	4,909,115	47.3%	9,902,154	54.5%	(4,993,039)	(50.4)%
Climbing hooks	722,312	6.9%	794,749	4.4%	(72,437)	(9.1)%
Total revenue from products	10,351,974	99.6%	17,834,802	98.1%	(7,482,828)	(42.0)%

Services
Dyeing services	-	-%	312,676	1.7%	(312,676)	(100.0)%
Other services	46,633	0.4%	28,891	0.2%	17,742	61.4%
Total revenue from services	46,633	0.4%	341,567	1.9%	(294,934)	(86.3)%
Total	$10,398,607	100.0%	$18,176,369	100.0%	$(7,777,762)	(42.8)%

	Total Revenue for six months ended December 31,		Units sold for six months ended December 31,				Average unit price		Price
Products	2022	2021	2022	2021	Variance in Units sold	% of units variance	2021	2021	Difference
Traditional pet products	4,720,547	7,137,899	5,107,194	6,150,544	(1,043,350)	(17.0)%	0.9	1.2	(0.3)
Intelligent pet products	4,909,115	9,902,154	111,057	389,949	(278,892)	(71.5)%	44.2	25.4	18.8
Climbing hooks and others	722,312	794,749	448,964	489,704	(40,740)	(8.3)%	1.6	1.6	0.0
Total	$10,351,974	$17,834,802	5,667,215	7,030,197	(1,362,982)	(19.4)%	$1.8	$2.5	$(0.7)

Traditional pet products

Revenue from traditional pet products decreased by approximately $2.4 million, or 33.9%, from approximately $7.1 million for the six months ended December 31, 2021, to approximately $4.7 million for the six months ended December 31, 2022. The decrease was mainly due to a decrease in sales volume and a decrease in average selling price of $0.3 per unit for the six months ended December 31, 2022, compared to the same period in 2021. Among the total revenue decrease, approximately $1.9 million was from sales to customers in the Chinese domestic market, as a result of fierce competition, while the remaining approximately $0.5 million decrease was from sales to customers in overseas markets.

Intelligent pet products

Revenue from intelligent pet products decreased by approximately $5.0 million, or 50.4%, from approximately $9.9 million for the six months ended December 31, 2021, to approximately $4.9 million for the six months ended December 31, 2022. The decrease was mainly driven by a 71.5% decrease in sales volume during the six months ended December 31, 2022, compared to the same period in 2021. Among the total revenue decrease, approximately $2.8 million was from sales to customers in the Chinese domestic market, while the remaining approximately $2.2 million decrease was from sales to customers in overseas markets. The decrease in sales of our intelligent pet products was mainly due to our ongoing development of a new generation of pet feeding and fountain products, which reduced the production of the older models and caused a lower supply to our customers. The increased average unit price was due to our sales of more pet feeding stations with embedded cameras and integrated pet feeding stations with fountains, which are higher in dollar value, during the six months ended December 31, 2022. In contrast, during the same period last year, our main products were pet fountains.

Climbing hooks

Revenue from climbing hooks decreased by approximately $0.1 million, from approximately $0.8 million for the six months ended December 31, 2021, to approximately $0.7 million for the six months ended December 31, 2022. The decrease was mainly driven by an 8.3% decrease in sales volume during the six months ended December 31, 2022, compared to the same period in 2021.

Dyeing service

We utilize our manufacturing capability and color dyeing technology to provide dyeing solutions to customers. Our services involve applying dyes or pigments on ribbons made of textile materials such as fibers, yarns, and fabrics to achieve the customer’s desired color fastness and quality. We recognize revenue at the point when dyeing solutions and related services are rendered, and the products after dyeing are delivered and accepted by the customers. However, we had no revenue from dyeing services for the six months ended December 31, 2022. During the same period last year, we earned service fees of $312,676.

Sales to related parties

During the year ended June 30, 2019, we acquired 10% of the ownership interest in Dogness Network Technology Co., Ltd (“Dogness Network”), for the purpose of working together to develop new products and new technologies in smart pet tech area.

The legal representative of Dogness Technology Co., Ltd (“Dogness Technology”) is Junqiang Chen, the relative of Mr. Silong Chen.

We sold certain intelligent pet products to Dogness Network and Dogness Technology, and accordingly reported related party sales of $1,010,316 and $1,325,617, which accounted for 9.7% and 7.3% of our total revenue for the six months ended December 31, 2022 and 2021, respectively.

Cost of revenue associated with the sales to these two related parties amounted to $671,876 and $728,572 for the six months ended December 31, 2022 and 2021, respectively.

Revenue by Geographic Area

The following table sets forth the breakdown of our revenue by geographic areas for the six months ended December 31, 2022 and 2021:

	For the six months ended December 31,
	2022		2021
Countries and regions	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance%
Mainland China	$3,549,045	34.1%	$8,532,775	46.9%	$(4,983,730)	(58.4)%
United States	4,337,562	41.8%	5,614,008	40.0%	(1,276,446)	(22.7)%
Europe	698,671	6.7%	1,003,779	5.5%	(305,108)	(30.4)%
Japan and other Asian countries and regions	1,284,796	12.4%	1,925,907	10.6%	(641,111)	(33.3)%
Australia	240,927	2.3%	205,317	1.1%	35,610	17.3%
Canada	254,406	2.4%	860,923	4.7%	(606,517)	(70.4)%
Central and south America	33,200	0.3%	33,660	0.2%	(460)	(1.4)%
Total	$10,398,607	100.0%	$18,176,369	100.0%	$(7,777,762)	(42.8)%

The breakdown of sales by products and services types in international markets is as follows:

International sales by products

	For the six months ended December 31,
	2022		2021		Changes
International sales by products	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Traditional pet products	3,227,913	47.1%	3,778,841	39.2%	(550,928)	(14.6)%
Intelligent pet products	3,267,979	47.7%	5,433,689	56.3%	(2,165,710)	(39.9)%
Climbing hooks	353,670	5.2%	431,064	4.5%	(77,394)	(18.0)%
Total international sales	$6,849,562	100.0%	$9,643,594	100.0%	$(2,794,032)	(29.0)%

Our total sales in international markets decreased by approximately $2.8 million or 29.0% to approximately $6.8 million for the six months ended December 31, 2022, from approximately $9.6 million for the same period last year. The decrease in our international sales was the result of the soft landing of the world economy post-pandemic, which was caused by inflation and interest rate hikes in the United States. In addition, we reduced the production of certain old models of our intelligent pet products, with new models expected to be delivered to the market in Spring 2023.

We had decreases in sales for all product types during the six months ended December 31, 2022, compared to the same period in 2021. Sales of our traditional pet products, intelligent pet products, and climbing hooks decreased by 14.6%, 39.9%, and 18.0%, respectively.

We continue to collaborate with large retail chains in the US and Canada to distribute our smart pet products under our own brand, rather than just serving as an OEM supplier. Furthermore, we continue to expand our sales on online shopping platforms, such as Amazon and Chewy, to reach more potential customers. We anticipate that these efforts, coupled with the global economic recovery and the release of our new generation of intelligent pet products, will result in an increase in revenue in the near future. We believe that our new generation of intelligent pet products will continue to be the primary source of revenue for our international sales.

The breakdown of sales by product and services types in China’s domestic market is as follows:

Domestic sales by products

	For the six months ended December 31,
	2022		2021		Changes
Domestic sales by products	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Traditional pet products	1,492,634	42.1%	3,359,058	39.3%	(1,866,424)	(55.6)%
Intelligent pet products	1,641,136	46.2%	4,468,465	52.4%	(2,827,329)	(63.3)%
Climbing hooks	368,642	10.4%	363,685	4.3%	4,957	1.4%
Dyeing services	-	-%	312,676	3.7%	(312,676)	(100.0)%
Other services	46,633	1.3%	28,891	0.3%	17,742	61.4%
Total sales in China domestic markets	$3,549,045	100%	$8,532,775	100.0%	$(4,983,730)	(58.4)%

Our domestic sales decreased by approximately $5.0 million or 58.4% from approximately $8.5 million for the six months ended December 31, 2021, to approximately $3.5 million for the six months ended December 31, 2022. The decrease was mainly due to a decrease in customer orders caused by intense competition in the domestic market.

Our domestic sales of traditional pet products and intelligent pet products, decreased by 55.6% and 63.3% for the six months ended December 31, 2022 as compared to the same period of 2021.

Cost of revenues

During the six months ended December 31, 2022, the cost of revenues amounted to approximately $7.7 million, compared to approximately $11.1 million for the same period in 2021. As a percentage of revenues, the cost of goods sold increased by approximately 12.8 percentage points, reaching 73.9% for the six months ended December 31, 2022, compared to 61.1% for the same period in 2021. The higher cost of goods sold was the result of inflation and disposal of certain old models. To improve productivity and lower production costs, we plan to continue upgrading our production lines for both traditional and intelligent pet products.

Gross profit

Our gross profit decreased by approximately $4.4 million or 61.6%, to approximately $2.7 million for the six months ended December 31, 2022 from approximately $7.1 million for same period of 2021 primarily attributable to the decreased sales volume of our intelligent pet products. Overall gross profit margin was 26.1%, a decrease of 12.8 percentage points, as compared to 38.9% for the six months ended December 31, 2021.

Gross profit by products and services type

The following table presents the gross profit by product types for the six months ended December 31, 2022 and 2021 as follows:

	For the six months ended December 31,
	2022		2021
Products	Gross profit	Gross profit %	Gross profit	Gross profit %	Variance in Gross profit	Variance in Gross profit %
Traditional pet products	1,219,324	25.8%	2,500,163	35.0%	(1,280,839)	(9.2)	pct.
Intelligent pet products	1,211,238	24.7%	4,340,801	43.8%	(3,129,563)	(19.1)	pct.
Climbing hooks	242,541	33.6%	250,935	31.6%	(8,394)	2.0	pct.
	2,673,103	25.8%	7,091,899	35.0%	(4,418,796)	(9.2)	pct.
Services
Dyeing services	-	-%	(39,651)	(12.7)%	39,651	12.7	pct.
Other services	41,590	89.2%	25,945	89.8	15,645	(0.6)	pct.
Total	$2,714,693	26.1%	$7,078,193	38.9%	$(4,363,500)	(12.8)	pct.

Gross profit for traditional pet products decreased by approximately $1.3 million for the six months ended December 31, 2022 as compared to the six months ended December 31, 2021. Gross profit margin decreased by 9.2 percentage points from 35.0% for the same period of 2021 to 25.8% for the six months ended December 31, 2022, mainly due to a decrease of 25.0% in average selling price.

Gross profit for intelligent pet products decreased by approximately $3.1 million from approximately $4.3 million for the six months ended December 31, 2021 to approximately $1.2 million for the six months ended December 31, 2022. Gross profit margin decreased by 19.1 percentage point from 43.8% for the six months ended December 31, 2021 to 24.7% for the six months ended December 31, 2022, mainly driven by increased average unit cost.

Gross profit for climbing hook decreased by approximately $0.01 million from approximately $0.25 million for the six months ended December 31, 2021 to approximately $0.24 million for the six months ended December 31, 2022, mainly driven by a 8.3% decrease in the sales volume. Overall gross margin for climbing hook increased by 2.0 percentage points from 31.6% for the six months ended December 31, 2021 to 33.6% for the six months ended December 31, 2022.

Expenses

	For the six months ended December 31,
	2022 ($)	2022 (%)	2021 ($)	2021 (%)	Changes ($)	Changes (%)
Selling expenses	1,501,469	24.0	961,478	19.2	539,991	56.2
General and administrative expenses	4,192,810	67.1	3,594,551	71.6	598,259	16.6
Research and development expenses	554,393	8.9	459,411	9.2	94,982	20.7
Total operating expenses	6,248,672	100	5,015,440	100	1,233,232	24.6

Selling expenses. Selling expenses primarily include expenses incurred for participating in various trade shows to promote product sales, salary and sales commission expenses paid to the Company’s sales personnel, and shipping and delivery expenses. Selling expenses increased by approximately $0.5 million or 56.2% from approximately $1.0 million for the six months ended December 31, 2021, to approximately $1.5 million for the six months ended December 31, 2022. The increase was due to more marketing research activities aimed at expanding our customer base. As a percentage of sales, our selling expenses were 14.4% and 5.3% of our total revenues for the six months ended December 31, 2022, and 2021, respectively.

General and administrative expenses. Our general and administrative expenses include employee salaries, welfare and insurance expenses, depreciation and bad debt expenses, as well as consulting expenses. For the six months ended December 31, 2022, general and administrative expenses increased by approximately $0.6 million or 16.6% from approximately $3.6 million in the same period of 2021 to approximately $4.2 million. The increase was mainly due to higher professional consultant fees and rental expenses. As a percentage of sales, our general and administrative expenses were 40.3% and 19.8% of our total revenues for the six months ended December 31, 2022 and 2021, respectively.

Research and development expenses. Our research and development expenses increased by $0.1 million, or 20.7%, from $0.5 million for the six months ended December 31, 2021, to approximately $0.6 million for the six months ended December 31, 2022. As a percentage of sales, our research and development expenses were 5.3% and 2.5% of our total revenues for the six months ended December 31, 2022 and 2021, respectively. The increase was due to the company’s continued efforts to develop cutting-edge smart wearable devices for pets, as well as improve some of the functions and exterior designs of our existing products to meet customer demands. We expect research and development expenses to continue to increase as we expand our research and development activities to increase the use of environmentally-friendly materials and develop more new high-tech products to meet customer demands.

Other income (expense), net. Other income primarily included interest income or expenses, foreign exchange gain or loss, rental income from related parties, gain from disposition of a subsidiary and other income or expenses. Other income was approximately $0.2 million for the six months ended December 31, 2022, an increase of approximately $0.4 million from other expense approximately $0.2 million for the six months ended December 31, 2021. The increase was mainly due to miscellaneous other income for the six months ended December 31, 2022.

Income tax expense (benefit). Income tax benefit was approximately $0.3 million for the six months ended December 31, 2022, a decrease of approximately $1.1 million from income tax expense of approximately $0.8 million for the six months ended December 31, 2021. The decrease was mainly due to decreased taxable income.

Net income (loss). Net loss was approximately $3.0 million for the six months ended December 31, 2022, as compared to net income of approximately $1.1 million for the six months ended December 31, 2021. The net loss was the result of decreased sales and gross profit, as well as increased operating expenses as discussed above.

Other comprehensive gain (loss). Foreign currency translation adjustments amounted to a loss of $2,326,099 and a gain of $1,089,598 for the six months ended December 31, 2022 and 2021, respectively. The balance sheet amounts with the exception of equity at December 31, 2022 were translated at RMB6.8972 to $1.00 as compared to RMB 6.6981 to $1.00 at June 30, 2022. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the six months ended December 31, 2022 and 2021 were RMB6.9789 to $1.00 and RMB 6.4316 to $1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation. The impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	For the six months ended December 31, 2022	For the six months ended December 31, 2021
Impact on revenue	$(123,361)	$(163,646)
Impact on operating expenses	$(74,129)	$(45,155)
Impact on net income (loss)	$35,730	$(9,703)

For the six months ended December 31, 2022, if using RMB6.8972 to $1.00 (foreign exchange rate as of December 31, 2022), rather than the average exchange rate for the six months ended December 31, 2022, to translate our revenue, operating expense and net loss, our reported revenue, operation expense and net loss would decrease by $123,361, $74,129 and $(35,730), respectively.

For the six months ended December 31, 2021, if using RMB6.3726 to $1.00 (foreign exchange rate as of December 31, 2021), rather than the average exchange rate for the six months ended December 31, 2021, to translate our revenue, operating expense and net income, our reported revenue, operation expense and net income would decrease by $163,646, $45,155 and $9,703, respectively.

Liquidity and Capital Resources

The following table sets forth summary of our cash flows for the years indicated:

	For the six months ended December 31,
	2022	2021
Net cash (used in) provided by operating activities	$(4,422,123)	3,790,484
Net cash used in investing activities	(11,458,928)	(8,640,386)
Net cash provided by financing activities	487,719	6,628,759
Effect of exchange rate change on cash and restricted cash	(489,499)	291,637
Net increase (decrease) in cash and restricted cash	(15,882,831)	2,070,494
Cash and restricted cash, beginning of year	16,605,872	4,935,754
Cash and restricted cash, end of period	$723,041	7,006,248

Operating Activities

Net cash used in operating activities was approximately $4.4 million for the six months ended December 31, 2022, including net loss of approximately $3.0 million, adjusted for non-cash items for approximately $1.5 million (including depreciation and amortization of approximately $1.6 million and amortization of ROU assets of approximately $0.4 million) and adjustments for changes in working capital of approximately $3.0 million. The adjustments for changes in working capital mainly included decrease of approximately $1.3 million in lease liabilities, increase of approximately $0.7 million in prepayment and other asset, increase of approximately $0.6 million in inventories.

Net cash provided by operating activities was approximately $3.8 million for the six months ended December 31, 2021, including net income of approximately $1.1 million, adjusted for non-cash items for approximately $2.2 million (including depreciation and amortization of approximately $1.8 million and amortization of ROU assets of approximately $0.2 million) and adjustments for changes in working capital of approximately $0.5 million. The adjustments for changes in working capital mainly included increase of approximately $1.3 million in account payable and decrease of approximately $0.8 million in prepayment and other assets, offset by decrease of approximately $1.9 million in account receivable due to growing revenue.

Investing Activities

Net cash used in investing activities was approximately $11.5 million for the six months ended December 31, 2022, as compared to net cash used in investing activities of approximately $8.6 million in fiscal 2021, primarily due to increased purchase of short-term investment of approximately $10.4 million and the purchase of approximately $1.1 million machinery and equipment to improve our production capacity.

Net cash used in investing activities was approximately 8.6 million for the six months ended December 31, 2021, as compared to net cash used in investing activities of approximately $4.8 million in fiscal 2020, primarily due to the purchase of approximately $0.3 million machinery and equipment to improve our production capacity and the expenditure of approximately $8.8 million on our construction projects for improvement of our manufacturing facilities and warehouse. On the other hand, we decreased purchase in short-term investment of approximately $0.5 million when we collected the investment upon maturity of these interest-bearing wealth management financial products and used such cash to invest in our construction projects.

Financing Activities

Net cash provided by financing activities was approximately $0.5 million for the six months ended December 31, 2022. During the six months ended December 31, 2022, we had net proceeds from related parties of approximately $0.6 million, offset by net repayments of bank loan of approximately $0.1 million.

Net cash provided by financing activities was approximately $6.6 million for the six months ended December 31, 2021. During the six months ended December 31, 2021, we had net proceeds from private placements of approximately $3.5 million and approximately $4.3 million proceeds from exercise of warrants, offset by net repayments of related parties of approximately $0.8 million.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2022:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment (1)	$21,595,280	$4,411,884	$496,309	$2,352,379	$14,334,708
Repayment of bank loan (2)	6,599,750	4,736,142	753,954	858,322	251,332
Capital injection obligation (3)	2,508,500	-	2,508,500	-	-
Capital expenditures on Dongguan Jiasheng (4)	267,151	267,151	-	-	-
Capital expenditures on Dogness Culture (5)	4,595	4,595	-	-	-
Total	$30,975,276	$9,419,772	$3,758,763	$3,210,701	$14,586,040

(1)	The Company’s subsidiary Dogness Jiasheng leases manufacturing facilities and administration office spaces under multiple operating lease agreements. We adopted ASU No. 2016-02—Leases (Topic 842) on July 1, 2019, using a modified retrospective transition method. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of lease assets and lease liabilities.

(2)

As of December 31, 2022, the Company had a loan balance of RMB39,212,069 ($5,685,750) borrowed from Dongguan Rural Commercial Bank. The loans have terms of eight years with a maturity date on July 16, 2028 with effective interest rate at 6.15% and 6.55% per annum.

As of December 31, 2021, the Company had a loan balance of $914,000 borrowed from Cathay Bank. The Company has extended the repayment date to February 2024.

(3)	The Company is also obligated to make registered capital contributions to its subsidiary Zhangzhou Meijia Metal Product Ltd. (“Meijia”) to meet the requirement of State Administration for Industry and Commerce (“SAIC”) of China. As of December 31, 2022, future registered capital contribution commitments for Meijia was RMB17.3 million ($2.5 million), respectively. As of the date of this report, pursuant to the articles of incorporation of Meijia, the Company is obligated to contribute the remaining RMB17.3 million ($2.5 million) capital investment into Meijia before December 30, 2025 whenever the Company has available funds.

(4)	Dongguan Jiasheng had a construction project which expanded from the original plan of building a warehouse, to build new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall, etc. The total budget is approximately RMB263.5 million ($38.2 million). As of June 30, 2022, the Company had completed this project and transferred all of the related CIP to fixed assets. As of December 31, 2022, the Company has made total payments of approximately RMB261.7 million ($37.9 million) in connection to this project, which resulted in future minimum capital expenditure payments of approximately RMB1.8 million ($0.3 million).

(5)	Dogness Culture was also working on a construction project to decorate a pet themed retail store. Total budget is RMB2.2 million ($0.3 million). As of December 31, 2022, the Company has paid RMB2.2 million ($0.3 million) for the project.

As a result of the subsequent payments for the registered capital injection to meet the SAIC requirement, capital expenditure and subsequent changes in the loan balance as discussed above, the Company’s material contractual obligations as of March 31, 2023 has been lowered down to the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment	$21,595,280	$4,411,884	$496,309	$2,352,379	$14,334,708
Repayment of bank loan	5,790,815	3,927,207	753,954	858,322	251,332
Capital injection obligation	2,508,500	-	2,508,500	-	-
Capital expenditures on Dongguan Jiasheng	267,151	267,151	-	-	-
Capital expenditures on Dogness Culture	4,595	4,595	-	-	-
Total	$30,166,341	$8,610,837	$3,758,763	$3,210,701	$14,586,040

Loan Facilities

As of December 31, 2022, and June 30, 2021, the details of all our short-term bank loans are as follows:

	As of	As of
	December 31, 2022	June 30, 2022

Cathay Bank
Effective interest rate at 4.25% (1)	$914,000	$564,000
Total	$914,000	$564,000

(1)

On February 6, 2020, one of the Company’s U.S. subsidiaries, Dogness Group, obtained a line of credit from Cathay Bank, pursuant to which Dogness Group has the availability to borrow a maximum $1.2 million out of this line of credit for two years at the U.S. prime rate. The loan is guaranteed by the fixed assets of Dogness Group. The purpose of this loan is to expand the business operation and increase the marketing and sales activities in the United States and other international markets.

As of December 31, 2022, the outstanding balance was $914,000. The Company has extended the repayment date to February 2024 from the original due date of February 2022.

Long-term loan consisted of the following:

	As of	As of
	December 31, 2022	June 30, 2022

Dongguan Rural Commercial Bank
Effective interest rate at 6.15% and 6.55%	5,685,750	6,320,534
Less: current portion of long-term loans	(3,822,142)	(1,386,160)
Long-term loans	$1,863,608	$4,934,374

On July 17, 2020, the Company entered into multiple loan agreements with Dongguan Rural Commercial Bank to borrow an aggregate of $7.5 million (RMB50 million) of loans to support the working capital needs and the construction of the Company’s current CIP projects. The loans have tenure varying between three and eight years. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.405 basis points. The Company pledged the land use right of approximately $1.9 million and buildings of approximately $5.1 million from Meijia as collateral to secure total loans of $4.4 million (RMB30 million). Mr. Silong Chen, the CEO of the Company, pledged personal property as collateral to secure the remaining loans of $2.9 million (RMB20 million). Dongguan Dogness, Meijia and Mr. Silong Chen also provided guarantee for the loans. As of December 31, 2022, the outstanding balance was $5,685,750. The Company further repaid $808,935 (RMB5,578,862) subsequent to the period end.

Impact of Inflation

The Company’s business operations are affected by the inflation post pandemic. Inflation can have a significant impact on a company’s financial performance. Rising prices for raw materials, labor, and other costs can increase a company’s cost of goods sold, leading to lower gross margins and profitability. Additionally, inflation can increase the prices of products, which can lead to a decrease in demand for those products, ultimately affecting sales volume. Inflation can also impact a company’s expenses, such as salaries and benefits, rent, and utilities. As prices rise, these expenses can increase, leading to higher general and administrative expenses. Finally, inflation can impact a company’s debt service, as interest rates may rise, leading to higher borrowing costs.

Impact of Foreign Currency Fluctuations

Although all our raw material and production cost and expense were denominated in RMB, almost all our revenues were generated under agreements denominated in U.S. dollars. Export sales represent 65.9% and 53.1% of our revenue for the six months ended December 31, 2022 and 2021, respectively. Moreover, for the next few years we expect that the substantial majority of our revenues from international sales will continue to be denominated in U.S. dollars. Having the substantial portion of our revenues contracts denominated in U.S. dollars while having most of our raw material and production costs and expenses denominated in RMB exposes us to risk, associated with exchange rate fluctuations vis-à-vis the U.S. dollar.

A devaluation of the RMB in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in RMB. Conversely, any appreciation of the RMB in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our RMB raw material and productions and expenses, which would have a negative impact on our profit margins. For the six months ended December 31, 2022, the value of the RMB appreciated in relation to the U.S. dollar by approximately 3.0%. In fiscal 2022, the value of the RMB depreciated in relation to the U.S. dollar by approximately 3.70%. In fiscal 2021, the value of the RMB appreciated in relation to the U.S. dollar by approximately 8.70%. Because exchange rates between the U.S. dollar and the RMB fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results.

Depreciation (Appreciation) of RMB against the USD (%)
For the six months ended December 31, 2022	(3.0)%
For the year ended June 30, 2022	(3.70)%
For the year ended June 30, 2021	8.70%

We will continue to monitor exposure to currency fluctuations. We have not engaged in any currency hedging activities in order to reduce our exposure to currency fluctuations.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the six months ended December 31, 2022 and 2021 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition and realization of deferred tax assets. Actual results could differ from those estimates.

Revenue recognition

On July 1, 2018, the Company adopted ASC 606 Revenue from Contracts with Customers, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenue is recognized when obligations under the terms of a contract with the Company’s customers are satisfied. Satisfaction of contract terms occur with the transfer of title of the Company’s products to the customers. Net sale is measured as the amount of consideration the Company expects to receive in exchange for transferring the goods to the wholesaler and retailers.

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the years ended June 30, 2022, 2021 and 2020, the Company did not provide any sales incentives to its customers.

Incidental promotional items that are immaterial in the context of the contract are recognized as expense. Fees charged to customers for shipping and handling are included in net sales and the related costs incurred by the Company are included in selling expenses. In applying judgment, the Company considered customer expectations of performance, materiality and the core principles of ASC Topic 606. The Company’s performance obligations are generally transferred to the customer at a point in time. The Company’s contracts with customers generally do not include any variable consideration.

The Company’s revenue is primarily generated from the sales of pet products, including leashes, accessories, collars, harnesses and intelligent smart pet products, to wholesalers and retailers. Revenue is recognized when the merchandise is delivered, title is transferred and the Company’s performance obligations to fulfill the customer contracts have been satisfied. Revenue is reported net of all value added taxes (“VAT”). The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contact assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of December 31, 2022 and June 30, 2022, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended December 31, 2022 and 2021 are disclosed in notes of the unaudited consolidated financial statements.

Accounts Receivable

Accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories, net

Inventories are stated at net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) since July 1, 2019, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities.

Income Tax

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of June 30, 2022, the years from fiscal 2020 to fiscal 2022 for the Company’s mainland China subsidiaries remain open for statutory examination by PRC Tax authorities. For the Company’s Hong Kong subsidiaries, and the U.S subsidiary, all tax years remain open for statutory examination by relevant tax authorities.

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning after Dec. 15, 2019 for public business entities that meet the definition of an SEC filer, excluding entities eligible to be SRCs as defined by the SEC. All other entities, ASU No. 2016-13 is effective for fiscal years beginning after December 15, 2022. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The adoption of ASU 2019-12 does not have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Company’s financial statements.

In October 2020, the FASB issued ASU 2020-08, Codification Improvements to Subtopic 310-20, Receivables – Nonrefundable Fees and Other Costs, which clarifies that, for each reporting period, an entity should reevaluate whether a callable debt security is within the scope of ASC 310-20-35-33. As revised, ASC 310-20-35-33 requires that, for each reporting period, to the extent the amortized cost basis of an individual callable debt security exceeds the amount repayable by the issuer at the next call date, the excess (i.e., the premium) should be amortized to the next call date, unless the guidance in ASC 310-20-35-26 is applied to consider estimated prepayments. For purposes of this guidance, the next call date is the first date when a call option at a specified price becomes exercisable. Once that date has passed, the next call date is when the next call option at a specified price becomes exercisable, if applicable. If there is no remaining premium or if there are no further call dates, the entity should reset the effective yield using the payment terms of the debt security. For public business entities, ASU 2020-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early application is not permitted. For all other entities, ASU 2020-08 is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Thse Company is currently evaluating the effect of adopting this ASU on the Company’s financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 to have a material effect on the consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements.